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                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                    FORM 5

                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*

   W. Michael Lepchitz
   2 North Cascade Avenue
   Colorado Springs, CO  80903


2. Issuer Name and Ticker or Trading Symbol

   Westmoreland Coal Company (WLB)


3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


4. Statement for Month/Year

   December 2002


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                   [ ] 10% Owner
   [x] Officer (give title below) [ ] Other (specify below)

    VP - General Counsel & Secretary


7. Individual or Joint/Group Filing (Check Applicable Line)

   [X]  Form filed by One Reporting Person
   [ ]  Form filed by More than One Reporting Person

          Table I -- Non-Derivative Securities Acquired, Disposed of,
                            or Beneficially Owned


1. Title of   2. Transaction   2A.Deemed   3. Transaction  4. Securities            5. Amount of   6. Ownership  7. Nature
   Security      Date          Execu-      Code               Acquired (A)          Securities     Form: Direct  of Indi-
   (Instr. 3)    (Month/Day    tion Date,  (instr.8)          or Disposed of (D)    Beneficially   (D) or Indi-  rect Ben-
                 Year)         if any                         (Instr. 3, 4 and 5)   Owned at End   rect (I)      eficial
                               (Month/Day                                           of Issuer's    (Instr. 4)    Owner-
                               Year)                                                Fiscal Year                  ship
                                                            ---------------         (Instr. 3                    (Instr. 4)
                                                            Amount (A) or   Price   and 4)
                                                                   (D)
                                                            ---------------------
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------



                                    Page 1 of 2 pages

          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (e.g., Puts, Calls, Warrants, Options, Convertible Securities)


1. Title of     2. Conver-    3. Trans-    3A.Deemed    4. Trans-    5. Number of Deriv-   6. Date Exer-
   Derivative      sion or       action    Execution    action       ative Securities      cisable and
   Security        Exercise      Date      Date, if     Code         Acquired (A) or       Expiration
   (Instr. 3)      Price         (Month/   any (Month/  (Instr. 8)   Disposed of (D)       Date
                   of Deri-      Day/      Day/Year)                 (Instr. 3, 4          (Month/Day/
                   vative        Year)                               and 5)                 Year)
                   Security                                          -----------------     ----------------
                                                                                           Date     Expira-
                                                                                           Exer-    tion
                                                                      (A)       (D)        cisable  Date
                                                                     -----------------     ----------------
-----------------------------------------------------------------------------------------------------------
Non-Qualified   12.855        6/24/02                   A            855                   6/24/03  6/23/12
Stock Option-
Right to Buy
-----------------------------------------------------------------------------------------------------------
Incentive       12.855        6/24/02                   A            4,245                 6/24/03  6/23/12
Stock Option-
Right to Buy
-----------------------------------------------------------------------------------------------------------
Incentive       12.855        6/24/02                   A            5,100                 6/24/04  6/23/12
Stock Option-
Right to Buy
-----------------------------------------------------------------------------------------------------------


            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                 (e.g., puts, calls, warrants, options, convertible securities) (continued)


7. Title and       8.  Price        9.  Number of        10. Ownership   11. Nature of
   Amount of           of               Derivative           of Deriva-      Indirect
   Underlying          Derivative       Securities           tive Secur-     Beneficial
   Securities          Security         Beneficially         ity: Direct     Ownership
   (Instr. 3 and       (Instr. 5)       Owned at             (D) or In-      (Instr. 4)
   4)                                   End of Year          direct (I)
                                        (Instr.4)            (Instr.4)

-----------------
        Amount or
        Number of
Title   Shares
-----------------
------------------------------------------------------------------------------------------------------------
(1)     855            N/A              855                  D              N/A


------------------------------------------------------------------------------------------------------------
(1)     4,245          N/A              4,245                D              N/A


------------------------------------------------------------------------------------------------------------
(1)     5,100          N/A              5,100                D              N/A


------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Common Stock, par value $2.50 per share.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations. See 18 U.S.C. 1001 and
   15 U.S.C. 78ff(a).


Date: February 12, 2003                  By: /s/ W. Michael Lepchitz
                                        -------------------------------
                                             W. Michael Lepchitz



                              Page 2 of 2 pages